SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

(Amendment No. 1)*

Echo Therapeutics, Inc.
(formerly known as Sontra Medical Corporation)

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

27876L107

(CUSIP Number)

Sherbrooke Partners, LLC
c/o Burnham Hill
590 Madison Avenue, 5th Floor
New York, New York 10023
Attention: Matthew Balk
(212) 980-2700

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 1, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 27876L107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherbrooke Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares	7	SOLE VOTING POWER 1,504,450
Beneficially Owned by	8	SHARED VOTING POWER 0
Each Reporting	9	SOLE DISPOSITIVE POWER 1,504,450
Person With	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,504,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.62%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*           Percentage calculated on the basis of 26,755,948 shares of common stock issued and outstanding on November 16, 2009, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2009.

SCHEDULE 13D
CUSIP No. 27876L107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew Balk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	7	SOLE VOTING POWER 1,504,450
Beneficially Owned by	8	SHARED VOTING POWER 0
Each Reporting	9	SOLE DISPOSITIVE POWER 1,504,450
Person With	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,504,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.62%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*           Percentage calculated on the basis of 26,755,948 shares of common stock issued and outstanding on November 16, 2009, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2009.

CUSIP No. 74765N109	Schedule 13D

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on February 9, 2007 (the “Schedule 13D”), on behalf of Sherbrooke Partners, LLC and Matthew Balk (collectively, the “Reporting Persons”).  All capitalized terms not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Schedule 13D.

This Amendment is being filed by the Reporting Persons to update the Reporting Persons’ beneficial  ownership as a result of changes to Matthew Balk’s status as custodian for his children with respect to certain of the Issuer’s securities.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

On January 30, 2007, Sherbrooke Partners purchased 1,420,000 shares of Common Stock and warrants to purchase an aggregate of 355,000 shares of Common Stock from the Issuer for an aggregate purchase price of $142,000.00. The source of the funds for the acquisition of securities described in this paragraph was the working capital of Sherbrooke Partners.

On January 30, 2007, Mr. Balk, as custodian for his children, purchased an aggregate of 500,000 shares of Common Stock and warrants to purchase an aggregate of 125,000 shares of Common Stock from the Issuer for an aggregate purchase price of $50,000.00. The source of the funds for the acquisition of securities described in this paragraph was the personal funds of Mr. Balk.

On February 1, 2010, Mr. Balk ceased to act as custodian for his children with respect to all of the Common Stock held by his children and no longer has voting or dispositive control of the securities of the Issuer held by his children described in this Item 3 (the “Family Shares”). Mr. Balk has retained voting and dispositive control of the securities of the Issuer held by Sherbrooke Partners described in this Item 3.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

Sherbrooke Partners and Mr. Balk, as custodian for his children, acquired the shares of Common Stock and the warrants described in Item 3 for investment. On February 1, 2010, Mr. Balk ceased to act as custodian for his children with respect to the Family Shares and no longer has voting or dispositive control of the Family Shares. Over time, Sherbrooke Partners and Mr. Balk will review their investments in the securities of the Issuer and may, at such time and from time to time, determine to acquire additional securities of the Issuer or to dispose of all or any portion of the securities of the Issuer beneficially held by them at any time. Except as stated below, neither Sherbrooke Partners nor Mr. Balk has any plans or proposals which relate to or would result in:

(a)     The acquisition of additional securities of the Issuer, or the disposition of any securities of the Issuer, other than sales, from time to time, of the Common Stock in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended;

(b)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)            A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)            Except as described in Item 6, any change in the management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer;

(e)            A material change in the present capitalization or dividend policy of the Issuer;

(f)             Any other material change in the Issuer's business or corporate structure;

(g)            Any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)            A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

(i)             A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)             Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

According to the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2009, there were 26,755,948 shares of Common Stock outstanding as of November 16, 2009. The percentages of shares of Common Stock beneficially held by Sherbrooke Partners and Mr. Balk set forth below are based on the foregoing outstanding share figure.

(a)           Sherbrooke Partners beneficially owns 1,504,450 shares of Common Stock which constitute 5.62% of the outstanding shares of Common Stock. Mr. Balk is the managing member of Sherbrooke Partners and in such capacity has the sole power to vote and dispose of such shares.

Mr. Balk beneficially owns 1,504,450 shares of Common Stock (comprised of 1,504,450 shares of Common Stock beneficially owned by Sherbrooke Partners described above), which constitute5.62% of the outstanding shares of Common Stock. Mr. Balk has the sole power to vote and dispose of such shares.

(b)           As to the shares of Common Stock beneficially owned by Sherbrooke Partners, the number of shares as to which Sherbrooke Partners has:

(i)	Sole power to vote or to direct the vote: 1,504,450

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,504,450

(iv)	Shared power to dispose or to direct the disposition of: 0

As to the shares of Common Stock beneficially owned by Mr. Balk, the number of shares as to which Mr. Balk has:

(i)	Sole power to vote or to direct the vote: 1,504,450

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,504,450

(iv)	Shared power to dispose or to direct the disposition of: 0

(c)           In the past 60 days neither Sherbrooke Partners nor Mr. Balk has effected any transactions involving Common Stock.

(d)          Not applicable.

(e)          Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2010

/s/ Matthew Balk
Matthew Balk, Individually

SHERBROOKE PARTNERS, LLC

By:	/s/ Matthew Balk
Matthew Balk, its managing member